[Ropes & Gray Letterhead]

June 7, 2005

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington DC 20549

Attention:	Howard M. Baik
Division of Corporate Finance

AAC Group Holding Corp.

Registration Statement on Form S-4 (File No. 333-121479)

Ladies and Gentlemen:

AAC Group Holding Corp. (the “Company”) has today filed via EDGAR Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”) relating to the exchange offer of the Company. We are also providing in paper form five additional copies of the Amendment, marked to show changes made to the Registration Statement as filed on May 3, 2005.

By letter dated May 11, 2005 from H. Christopher Owings, Assistant Director, the Company received the comments of the staff of the Division of Corporate Finance (the “Staff”) on the Company’s Registration Statement. The Amendment reflects changes made to respond to such comments, as well as to update the information contained herein. For your convenience, we have set forth below each of the Staff’s comments in bold, followed by a description of the Company’s response thereto:

Form S-4/A

Business, page 57

1.

We note your response to comment 4. You have not provided sufficient support for your statement of leadership as referenced in the first bullet point in comment 4 and the third, fifth, and sixth bullet points in our previous comment 29. We do note the revision in the registration statement on page 62 regarding the statement referenced in the fifth bullet point in our previous comment 29. However, you have not provided sufficient support for your belief that you are a technology leader. Please revise or provide additional support. Further, we note the support for the statement listed in bullet points to comment 4. It is unclear from the supplemental information provided how you believe you are the largest provider of college class rings. Please provide additional information to support your statements of leadership referenced in bullet points 4-7 to comment 4 or revise.

We note the Staff’s comment and our subsequent conversation with Howard Baik on Thursday, May 19, 2005 relating to the Staff’s comment. We have set forth below each of the statements referenced in the Staff’s comment and discussed with Mr. Baik, together with our proposed revisions, if any, to such statements. Where applicable, we have grouped statements by topic. With respect to each such statement or group of statements, we have provided our explanation of the support available for such statement or group of statements.

A.	Support for Statements Regarding Yearbooks Technology.

Set forth below are the 3 statements cited in the Staff’s comment and our proposed revisions to such statements, if any.

1.	“We also pioneered many of the industry’s major advances in yearbook systems and design.” (1st bullet point in our response to previous comment 4)

Proposed revision: “We also have initiated many significant advances in yearbook systems and design.” (page 59 of Amendment)

2.	“Most recently, we believe we were the first yearbook provider to fully integrate digital technology in the yearbook production process…” (5th bullet in our responses to previous comment 29)

Proposed revision: No revision. (page 59 of the Amendment)

3.	“We publish yearbooks in our own facilities and believe that we are a technology leader” (6th bullet in our response to previous comment 29)

Proposed revision: “We publish yearbooks in our own facilities.” (page 62 of the Amendment)

The Company supplementally informs the Staff that there are only 4 significant competitors in the U.S. yearbook publishing market. These competitors are Jostens, the Company, Herff Jones and Walsworth Publishing. Of these competitors, only Jostens and the Company are required to file periodic reports with the Commission, and the Company notes that Jostens does not treat its yearbooks as a separate reporting segment in its public filings. Given the small group of competitors and size of the industry, there is no unaffiliated third party that provides industry data or studies the industry. For the most part, all of the Company’s support for the aforementioned statements comes from (i) information it receives from its competitors’ public disclosure, if any, (ii) information it receives from its independent sales representatives in the field, (iii) information it receives from its customers, many of whom interact with the Company’s competitors, and (iv) information it receives from former employees or sales representatives of the Company’s competitors who subsequently work for the Company and are legally permitted to provide such information to the Company. The Company is confident that the information it has from these sources is accurate and a worthwhile foundation for the above statements.

The Company supplementally informs the Staff that the yearbook industry has undergone two significant technological advancements in the last 10-15 years. The first, in the early-mid 1990s, was the development by yearbook publishers of their own proprietary design software to assist students in creating yearbook layouts and design. The Company introduced its proprietary design software in 1993. It understands from its sales representatives and customers (who are regularly solicited by sales representatives from its competitors), that its competitors did not begin to offer their own proprietary design software until after that time. The second major technological advancement was the introduction of digital technology throughout the yearbook production process, which allows for more efficient yearbook production and color printing. The Company began to convert its production process in 2001 and completed the integration in 2003. The Company understands from its sales representatives and customers, that its competitors did not begin to market a fully-integrated digital production process until after that time (and some have not begun offering this yet). As a result of the foregoing, the Company believes the above statements, as revised, are justified.

B. Support for Statements Regarding Academic Achievement Directories.

Set forth below are the 3 statements cited in the Staff’s comment. While noting the Staff’s comment, the Company has not revised these statements in the Amendment. As set forth below, the Company believes that the support it has for these statements justifies their inclusion in the Amendment.

1.	“We believe that we are the leading provider of academic achievement directories .” (3rd bullet point in our response to previous comment 4—page 58 of the Amendment)

2.	“First published in 1967, [Who’s Who Among American High School Students] is the largest academic achievement publication in the nation honoring high achieving high school students.” (6th bullet point in our response to previous comment 29—page 63 of the Amendment)

3.	“First published in 1978, [National Dean’s List] is the largest annual recognition publication in the nation honoring exceptional college students. (7th bullet point in our response to previous comment 29—page 63 of the Amendment)

With respect to the Company’s leadership in providing academic achievement publications, the Company supplementally informs the Staff that there are very few significant competitors in this industry. The Company’s sales in this industry have averaged approximately $19 million in each of the last 3 fiscal years. The Company is not aware of any other competitor in this industry with a similar, or greater, amount of sales. In addition, the Company notes that sales in this industry are directly related to the number of biographies included in each publication. The vast majority of the Company’s sales in this industry are to students or relatives of students whose biographies are included in the Company’s publication. The Company’s most recent publication of Who’s Who Among American High School Students included approximately 720,000 student biographies. The closest competing publication in this market, called The National Honor Roll, included approximately 120,000 student biographies in its most recent edition—almost one-sixth that of Who’s Who. In addition, the Company’s most recent publication of the National Dean’s List included approximately 247,000 biographies, while the closest competing publication, published by Randall Publishing, included approximately 30,000 biographies—less than one-eighth that of National Dean’s List. The vast differences in biographies between the Company’s publications and that of the closest competing publications supports the Company’s assertion that it is the leading provider of academic achievement publications, as well as the specific statements about Who’s Who and National Dean’s List.

C.	Support for Statements Regarding College Class Rings Sales.

Set forth below is one of the statements cited in the Staff’s comment. While noting the Staff’s comment, we have not revised this statement in the Amendment. As set forth below, we believe that the support we have for this statement justifies its inclusion in the Amendment.

“We believe... we are the largest provider of college class rings” (4th bullet point in our response to previous comment 29—page 61 of the Amendment)

With respect to the college class ring market, the Company supplementally informs the Staff that it, Herff Jones and Jostens provide the majority of college class rings. The Company notes that Jostens’ public filings, plus the anecdotal information the Company has obtained from the sources noted above, indicate that Jostens is not a significant competitor in this market. As noted previously to the Staff, the Chronicle of Higher Education Almanac of 2004-2005 indicates that there are 2,466 4-year colleges in the U.S. There is no significant market for class ring sales at 2-year colleges. The largest 4-year college account the Company knows about is Texas A&M. Of the other 4-year colleges, most offer the opportunity for less than 500 class ring sales per year, with the largest accounts offering 1,500—2,000 class rings per year.

As noted in previous filings with the Staff, the Company sells to more than half of the 4-year colleges in the U.S. (more than 1,400), including approximately 200 that the Company has exclusive relationships with. The Company’s exclusive college relationships are with many of the largest college accounts, including Texas A&M, the United States Military Academy, Virginia Polytechnic, University of Texas and

University of Notre Dame, each of which represented approximately 2,000 or more college class ring sales in fiscal 2004. In addition, the Company is one of two competitors (the other is Herff Jones) that have exclusive arrangements with Barnes & Noble to sell class rings through Barnes & Noble bookstores located on college campuses. The Company believes that approximately 20% of college class rings are sold through Barnes & Noble bookstores and, based on information it receives from its sales representatives for this account, the Company understands that it sells more class rings than Herff Jones through these bookstores.

As a result of the foregoing—notably, that the Company is one of three major nationwide competitors who sells class rings to colleges, that the Company sells to more than half of all colleges, including through exclusive relationships with some of the largest college accounts, and that the Company is the larger of two competitors who sells through the Barnes & Noble bookstores, the market’s most significant channel—the Company feels its belief that it is the largest provider of college class rings is justified.

D.	Support for Statements Regarding Retail Class Rings Sales.

Set forth below is one of the statements cited in the Staff’s comment and our proposed revision to such statement as set forth in the Amendment.

“We believe that we are also the leading supplier of high school class rings to retail stores with a market share of approximately 90%.” (5th bullet point in our response to previous comment 29)

Proposed revision: “We believe that we are also the leading supplier of high school class rings to retail stores.” (page 57 of the Amendment)

With respect to retail store sales, the Company supplementally informs the Staff that there are two significant channels of distribution, independent jewelers and mass-merchandisers. Of the Company’s competitors in the class ring industry, only Jostens competes with the Company for sales in the retail channel. As noted in Jostens’ public filings (and as confirmed by the Company’s sales representatives and customers), the only retail channel that Jostens sells through are independent jewelers. The Company sells through independent jewelers, but also sells through mass-merchandisers, such as Wal-Mart, K-Mart, and JC Penny. Based on its internal estimates, the Company believes that the mass-merchandiser channel represents more than 90% of all class rings sold in retail stores. Given that the Company is the only competitor who sells in this channel, the Company believes that this translates into an approximate 90% market share. That being said, the Company has decided to remove the market share disclosure from the Amendment. As revised, the statement is simply an indication that the Company is a leading provider of high school class rings to retail stores. Given that the Company is the only competitor who sells in the channel which represents substantially all of the sales to retail stores, the Company feels that its belief that it is the leading supplier of high school class rings to retail stores is justified.

Consolidated Financial Statements and Notes to Consolidated Financial Statements

Note 12: Commitments and Contingencies, page F-26

2.	We note your response to our previous comment 5 relating to the arbitration request against your subsidiary, CBI. The disclosure that you cite in your response only addresses the arbitration proceedings. Our prior comment specifically requests that you revise your disclosure concerning the lawsuit filed in federal district court, which appears to be separate from the arbitration. Your current disclosure states that, “The district court claim seeks injunctive and monetary relief.” Please revise your disclosure to state that the amount of monetary relief sought in the district court action is also unspecified, if true.

The Company notes the Staff’s comment, and has revised its disclosure to indicate that the district court claim has not specified an exact amount for monetary relief, but has asked for no less than $10.0 million.

3.	We note your response to our previous comment 6. We note from your comment that you recently settled the lawsuit disclosed on page F-51. However, it does not appear that you revised your disclosure with respect to the settlement on the Frederick Goldman, Inc. case. Therefore, please disclose the update as to the status of the litigation or tell us why you do not believe that it would be necessary to modify your disclosure.

The Company notes the Staff’s comment. The Company has not, in fact, settled its case with Frederick Goldman, Inc., and has therefore not revised its disclosure.

Note 17: Business Segments, page F-35

4.	We note your response to our previous comment 7. Based upon the internal reports that you have provided to us, it appears as if your company has more than two reportable segments. For example, we note that you regularly produce discrete financial information for your school yearbook operations. We also note that your description of business indicates that yearbooks are produced in separate facilities. Your description of sales and marketing indicate that there is a separate yearbook sales force of 200 independent representatives.

•	Please tell us why you believe that it is appropriate to include the Taylor yearbook operations with your jewelry and other operations that comprise the Scholastic Products segment.

•	Please tell us why you believe that it is appropriate to aggregate ECI and other Affinity publishing operations with other assorted jewelry operations to create the Recognition and Affinity reportable segment.

•	We note that there is included in your reports a caption called Graphics which is part of the CBI column in your three and six month income statements (See exhibit I). Please tell us more about these operations and why they are included as part of the Scholastic segment.

•	Please provide us with additional operation information concerning your Scholastic Ring operations. For example, please tell us whether Balfour rings are all produced in the same facility or if there are different production processes for college and high school rings. We also note that, aside from your on campus sales of Balfour rings, you also sell rings through retail channels. Please tell us whether there are significant differences in the production and distribution of retail rings compared to on campus rings.

•	We note that you include graduation products with class rings and yearbooks to create the Scholastic segment. Please tell us why you believe that it is appropriate to include your graduation products business with class rings and yearbooks in your Scholastic products segment.

The Company maintains that it has two operating segments, which are its two reportable segments: Scholastic Products and Recognition & Affinity Products. This conclusion is based primarily on the way the Company’s chief operating decision maker, its Chief Executive Officer, manages the consolidated company. As mentioned in our prior response, we note that the Chief Executive Officer manages the Company with two senior vice presidents, one responsible for each of these two segments. The Company’s business is managed on a product notion, specifically Scholastic and Recognition & Affinity, even though there are distinct legal entities as previously mentioned. These legal entities are Commemorative Brands, Inc (“CBI”), Taylor Publishing Company (“Taylor”), and Educational Communications, Inc. (“ECI”). The Company emphasizes that it does not believe that these legal entities are segments and the legal entity distinction is not the way it manages its business. The separate legal entities remain, from a tax perspective, to allow the Company to offset income and losses of the legal entities and to preserve the ability to utilize significant net operating losses generated as a result of leveraged acquisitions. The separate accounting required for a consolidated entity therefore requires separate accounting systems for such entities. As a result, while there is additional reporting information available on the consolidated company for the purpose of tax reporting and from legacy accounting systems, this information is not utilized by the Chief Executive Officer in managing the Company’s operating activities, financial results, forecasts or plans.

Notwithstanding the foregoing, the Company notes the Staff’s comments and as described below has provided the information requested by the Staff in the first, third and fifth bullet points above relating to the appropriateness of including Taylor yearbook operations, graphics and graduation products as part of the Scholastic Products segment. The Company notes that the terms “graphics” and “graduation products” are interchangeable by the Company and refer to the same products, which primarily include graduation announcements. Based on the Staff’s additional questions inquiring about the inclusion of yearbooks, class rings, and graduation products (graphics) in one operating segment (one reportable segment—Scholastic Products), the Company assumes that the Staff is noting that these product lines could be determined to be three individual operating segments based on the availability and preparation of discrete financial information. Without necessarily agreeing that such product lines could in fact be individual operating segments, the Company has reviewed its Scholastic Products’ product lines separately as if they were individual operating segments. As noted below, the Company has analyzed its yearbooks, class rings and graduation products business under Paragraph 17 of SFAS No. 131, Aggregation Criteria, and concluded that these three businesses, to the extent they were operating segments, should be aggregated into one reportable segment—Scholastic Products.

The Company arrived at this conclusion based on the similarities of yearbooks, class rings, and graduation products based on the aggregation criteria below:

•	The nature of the products and services—All three products are scholastic products which recognize an achievement or event (graduation) to the end customer. Yearbooks, class rings, and graduation products (graduation announcements, caps and gowns, tassels, etc.) recognize the student’s participation in a class and graduation from a school.

•	The nature of the production process—All three products are made-to-order items. Each item is not produced until the end customer places an order for the product so there is little or no inventory risk on each product. The raw materials required for the manufacturing of yearbooks and graduation products are the same: paper and ink. The Company currently has joint production for some products and has planned for future technology sharing to integrate the production process. For example, yearbook covers and diploma covers (graduation products) are produced at the same plant. The Company has purchased a full-color digital printing device (scheduled for installation in June), which can be used for printing yearbooks and all promotional materials for yearbooks, class rings and graduation announcements.

•	The type or class of customer for their products and services—All three of the products are sold to the same end customer, which is the student.

•

The methods used to distribute their products or provide their services—Each of the three products are marketed and sold through a network of sales representatives. The total product offering of yearbooks, class rings, and graduation products was one of the primary synergistic opportunities noted since the merger of Taylor and CBI in June 2000. There is on-going effort to expand and leverage the total Scholastic Product offering into all sales representative areas and the Company has seen schools choosing total Scholastic Product offerings instead of dealing with multiple vendors/suppliers. Yearbooks were sold through the legacy Taylor sales representatives (200 sales reps) and class rings and graduation products were sold through Balfour legacy sales representatives (225 sales reps). Since the Taylor and CBI merger in 2000, there has been integration of the three products across all sales representatives and currently a number of sales representatives sell all three products.

The Company has integrated training, recruiting and sales development expenditures around developing a full-service organization. The Company continues to offer incentives for sales representatives in the same geographical areas to work together to offer all Scholastic Products to new schools and to encourage isolated sales representatives to add the complementary Scholastic Products to their current line to carry the full Scholastic Product offering. Performance measures of sales offices are based on all product sales. As previously submitted to the Staff, the Company regularly markets and prepares sales proposals to an individual school based on a total Scholastic Product offering of yearbooks, class rings, and graduation products. Pricing is based on the package of Scholastic Products offered to each school.

•	The nature of the regulatory environment—Not applicable to Scholastic Products.

Finally, the last indicator of the aggregation criteria for an operating segment are operating segments that exhibit similar long-term economic characteristics. Attached as Exhibit A of the cover letter forwarded with the marked courtesy copies of the Registration Statement sent to the Staff is a schedule of the operating segment information for yearbooks, class rings and graduation products. The average operating income percent of net sales for each segment was 9.6%, 10.1% and 10.1% for yearbooks, class rings and graduation products, respectively, for the most recent three fiscal year ends (the fiscal year ended August 31, 2002 operating income was adjusted by excluding the extinguishment of debt). As demonstrated, the economic characteristics of the three products are comparable based on the Company’s long-term operating income average.

In conclusion, based on the aggregation guidelines, the three product lines of yearbooks, class rings, and graduation products are similar in the areas of product type, production nature, type of customer and distribution method and they have similar economic characteristics. In accordance with Paragraph 17 of SFAS No. 131, Aggregation Criteria, to the extent these product lines were three different operating segments, it is our conclusion that they should nevertheless be aggregated together as one reporting segment.

With respect to the Staff’s second bullet point on including ECI and other Affinity publishing operations with other assorted jewelry operations to create the Recognition & Affinity reportable segment, the Company has chosen to do so as these are the remainder products of the Company’s non-core business. The Company notes that 88% of total consolidated revenue is included in the Company’s Scholastic Products reportable segment. All remaining revenue is grouped in the Recognition & Affinity Products reportable segment. In conjunction with Paragraph 21 of SFAS 131, the Company has combined and disclosed information about other business activities and operating segments that are not reportable in an “all other” category, the

Recognition & Affinity Products reportable segment. These items are all managed by one individual, who reports directly to the Chief Executive Officer. In addition, the Recognition & Affinity Segment consists of non-core products that are produced during the off season of the Company’s core products (i.e., family jewelry at the Christmas holiday time).

With respect to the Staff’s fourth bullet point concerning additional operation, distribution and production information concerning the Company’s high school and college class rings, the Company notes that all class rings are produced “made to order” and are marketed to the end customer, the student. Whether the student purchases the ring on-campus or at a retail outlet, the ring’s life begins with the same order process and manufacturing production process. Each ring’s production begins in the Company’s Austin factory and is molded in wax based on the student’s order. The primary difference in the production of class rings relates to metal consistency, not whether it is a college or high school ring or whether it is ordered on-campus or through a retail outlet. Substantially all gold rings produced are finished in the Company’s Austin and El Paso factories, while non-gold metal rings are finished in the Company’s factory in Juarez, Mexico. Thus, the Company believes that the similarities between college and high school rings’ operations, distribution and production, whether a student purchases the ring on campus or at a retail outlet, are consistent and pervasive throughout the rings’ lifecycle and reporting to warrant their inclusion together as “Class Rings.”

To the extent the Staff has additional questions regarding the Company’s reportable segments, the Company respectfully requests the opportunity to discuss such questions with the Staff, either in person or telephonically, prior to the Staff issuing any additional comments.

Form 10-Q for the quarter ended February 26, 2005

5.	Please revise your disclosure to identify “any changes,” not only “significant” changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Please revise your disclosure here, in your Form 10-K for the fiscal year ended August 28, 2004, in your Form 10-Q for the quarter ended November 27, 2004, and in future filings. See Item 308(c) of Regulation S-K.

The Company notes the Staff’s comment and will make the revisions in future filings as requested. Pursuant to a discussion with Mr. Baik of the Staff, the Company has requested that it be allowed to complete the review process with respect to the Registration Statement before revising its disclosure in past filings. Thereafter, the Company will amend its disclosure in its Form 10-K for the fiscal year ended August 28, 2004, in its Form 10-Q for the quarter ended November 27, 2004 and its Form 10-Q for the quarter ended February 26, 2005.

Exhibits 31.1 and 31.2

6.	Please eliminate your reference to the officers’ titles in the first sentence of your certifications. The certifications should be identical to the certification set forth in Item 601(b)(31) of Regulation S-K. Please make the appropriate revisions in the certifications filed with the Form 10-K for the fiscal year ended August 28, 2004 and the Form 10-Q for the quarter ended November 27, 2004.

The Company notes the Staff’s comment and will make the revisions in future filings as requested. Pursuant to a discussion with Mr. Baik of the Staff, the Company has requested that it be allowed to complete the review process with respect to the Registration Statement before revising its disclosure in past filings. Thereafter, the Company will amend its disclosure in its Form 10-K for the fiscal year ended August 28, 2004, in its Form 10-Q for the quarter ended November 27, 2004 and its Form 10-Q for the quarter ended February 26, 2005.

****

Closing

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (212) 841-8876, Carl Marcellino at (212) 841-0623, or Joel Freedman at (617) 951-7309.

Sincerely,

/s/ ALLEN K. PARKER
Allen K. Parker

Copies to: Dave Irving